FOR IMMEDIATE RELEASE

CONTACTS:
Kim C. Drapkin, Chief Financial Officer, EPIX
(781) 761-7602

Jennifer Beugelmans, Pure Communications
(646) 596-7473

EPIX Pharmaceuticals Commences Exchange Offer for $100 Million
Convertible Notes

— Holders of Approximately 83% of the Notes Have Committed to Tender Their Notes in the
Exchange Offer —

LEXINGTON, Mass. — April 7, 2009 — EPIX Pharmaceuticals, Inc. (NASDAQ:EPIX), a biopharmaceutical company focused on discovering and developing novel therapeutics through the use of its proprietary and highly efficient in silico drug discovery platform, today announced that it has commenced an exchange offer for all of its $100 million aggregate principal amount of 3.00% Convertible Senior Notes due 2024 (the “Exchange Offer”). EPIX is offering to exchange the Notes for shares of common stock and a cash payment.

Under the terms of the Exchange Offer, EPIX will issue in exchange for each $1,000 in principal amount of Notes properly tendered and accepted for exchange, a cash payment of $180.00, 339 shares of common stock, par value $0.01 per share, and one contingent value right (“CVR”). Subject to certain exceptions, each CVR represents a contractual right to receive additional payments if, within nine months after completion of the Exchange Offer or earlier in certain circumstances, the company consummates any future repurchase of Notes not tendered in the Exchange Offer at a value that exceeds that offered in the Exchange Offer. The company intends to use the net cash proceeds from the sale of its U.S., Canadian and Australian rights for MS-325 (formerly marketed as Vasovist®, gadofosveset trisodium, by Bayer Schering Pharma), its novel blood pool magnetic resonance angiography (MRA) agent, to Lantheus Medical Imaging, Inc., which was announced separately today by the company. If all Notes are tendered in the Exchange Offer, the noteholders would receive $18 million and an aggregate of 33,900,000 common shares, representing approximately 44.7% of the total outstanding common stock of EPIX immediately following consummation of the Exchange Offer. The company currently has 41,947,441 shares of common stock outstanding.

In conjunction with the Exchange Offer, EPIX is soliciting consents (the “Consent Solicitation”) to the adoption of proposed amendments to the indenture governing the Notes. Any holder of the Notes who tenders its Notes pursuant to the Exchange Offer will be deemed to have delivered a consent to the proposed amendments. The proposed amendments are being sought in order to eliminate certain restrictive covenants and certain events of default contained in the indenture governing the Notes.

Holders of approximately 83% of the Notes have committed to tender their Notes in the Exchange Offer and consent to the proposed amendments in the Consent Solicitation.

The Exchange Offer will expire at 5:00 p.m. (EDT) on Monday, May 4, 2009, unless extended by EPIX with the consent of the holders of 75% in outstanding principal amount of the Notes. Tenders of the Notes must be made before the Exchange Offer expires and may be withdrawn at any time before the Exchange Offer expires. The Exchange Offer is conditioned upon the valid tender of at least 93% of the aggregate principal amount of the outstanding Notes. This condition may be modified by EPIX with the consent of the holders of 75% in outstanding principal amount of the Notes. The Exchange Offer is also subject to several other conditions.

Further details about the terms, conditions, risk factors, tax considerations and other factors that should be considered in evaluating the Exchange Offer and Consent Solicitation are set forth in an Offer to Exchange and a related Letter of Transmittal, which are expected to be distributed to holders of the Notes beginning today.

If EPIX is unable to restructure its obligations under the Notes, it may be forced to seek protection under the United States bankruptcy laws.

It is expected that written materials explaining the full terms and conditions of the Exchange Offer will be filed with the Securities and Exchange Commission later today. The materials are available free of charge at the SEC’s website — www.sec.gov. In addition, EPIX will provide copies of these documents free of charge to holders of its outstanding Notes upon request to EPIX at (781) 761-7600 or from the exchange agent, U.S. Bank National Association, at (800)-934-6802.

The shares of common stock issuable in the Exchange Offer have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities law and, unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This news release is for informational purposes only, and is not an offer to buy or the solicitation of an offer to sell any security. The Exchange Offer and Consent Solicitation are being made only pursuant to the Exchange Offer documents that are being distributed to the holders of the Notes and filed with the Securities and Exchange Commission.

About EPIX

EPIX Pharmaceuticals is a biopharmaceutical company focused on discovering and developing novel therapeutics through the use of its proprietary and highly efficient in silico drug discovery platform. The company has a pipeline of internally-discovered drug candidates currently in clinical development to treat diseases of the central nervous system (see www.trialforAD.com) and lung conditions. EPIX also has collaborations with leading organizations, including GlaxoSmithKline, Amgen and Cystic Fibrosis Foundation Therapeutics.

This news release contains express or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on current expectations of management. These statements relate to, among other things, our expectations and assumptions concerning the timing and terms of the proposed exchange offer and consent solicitation and similar matters. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: failure to successfully consummate the exchange offer and consent solicitation or otherwise restructure our outstanding debt; our ability to raise substantial additional capital to fund operations; our ability to meet our development schedule for our product candidates, including with respect to clinical trial initiation, enrollment and completion; our ability to meet or require our partners to meet obligations and achieve milestones under our license and other agreements; our failure to obtain the financial resources to further monetize Vasovist; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to successfully defend against litigation, including any appeal or re-filing of the shareholder class action lawsuit; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise. For additional information regarding these and other risks that we face, see the disclosure contained in our filings with the Securities and Exchange Commission, including our most recent Annual Report on Form 10-K for our fiscal year ended December 31, 2008.

###

2